

Bradford & Bingley



05008732

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 07 2005
198
WASH., D.C.

27 May 2005

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Phil Kershaw
Deputy Company Secretary

RECEIPT ACKNOWLEDGEMENT COPY

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


PROCESSING
SECTION
RECEIVED
JUN 07 2005
198
SEC MAIL
WASH., D.C.

27 May 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Phil Kershaw
Deputy Company Secretary

Re 82-5154

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Rosemary Prudence Thorne

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Rosemary Prudence Thorne

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rosemary Prudence Thorne

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of sharesave option

7) Number of shares/amount of stock acquired

1609 - as a result of sharesave option exercise

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 25p shares

12) Price per share

252.67p

13) Date of transaction

03.05.2005

14) Date company informed

03.05.2005

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

n/a

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

24) Name of contact and telephone number for queries

Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification

Phil Kershaw 01274 806106

Date of Notification.....03 May 2005

Re 82-5154

Bradford & Bingley plc

Annual General Meeting 26 April 2005 - Special Business

Two copies of three resolutions designated as Special Business approved by the shareholders at the Annual General Meeting of Bradford & Bingley plc held on 26 April 2005, were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility.

End
13 May 2005

Re 82-5154

27 May 2005

Bradford & Bingley completes acquisition of £210 million loan portfolio from GMAC-RFC

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £210 million. This is the second purchase resulting from an agreement announced in January 2005 to acquire up to £1.4 billion of loans during 2005 from GMAC-RFC.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total managed assets, which stood at £38.2 billion on 31st December 2004, by around 0.55%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 17% buy-to-let, 55% self-certified with the remainder standard mortgages. The book has an average loan size of approximately £135,000 and an average loan to value of approximately 78%.

Notes

- The consideration figures include the assets purchased and a premium payable to the seller.

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Bradford & Bingley plc
PO Box 88
Crossflatts
BD16 2UA
Tel: 01274 554928
Fax: 01274 551022
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5632
Fax: 020 7067 5655
Email: nickie.aiken@bbg.co.uk

END